Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103 Tel: 215.963.5000 Fax: 215.963.5001	Morgan Lewis COUNSELORS AT LAW

Sofia Rosala

Senior Attorney

215.963.5701

May 27, 2010

FILED AS EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson, Esq.

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          Response letter to comments on Post-Effective Amendment for SEI Daily Income Trust (File Nos. 002-77048 and 811-03451)

Dear Ms. O’Neal-Johnson:

Set forth below are your comments, and our responses to those comments, on the SEI Daily Income Trust’s (the “Trust,” and each series thereunder, a “Fund,” and collectively, the “Funds”) Post-Effective Amendment Nos. 58 and 57 filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively.  Both the comments and responses are based on the Prospectuses and Statement of Additional Information (“SAI”), which were filed with the Securities and Exchange Commission (“SEC”) on April 1, 2010.  Unless otherwise noted, capitalized terms in this correspondence have the same meaning as in the Prospectuses and/or SAI.

PROSPECTUSES:

1.                                       Comment: Please remove the statement on the cover page of the Prospectus that reads: “Not all Funds appearing in this prospectus are available for purchase in all states.  You may purchase Fund shares only if they are registered in your state.”  This statement is not required by Form N-1A.

Response: According to General Instruction C.3(b) of Form N-1A, the Funds may include information on the cover page that is not otherwise required “as long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”  We believe that the statement about the availability of shares of the Funds does not fall into the aforementioned descriptions, and is permitted by Form N-1A.  The format of the Trust’s cover page is consistent with the format of the cover pages of other funds in the SEI family of funds complex and we are not going to remove the statement from the cover page of the Trust’s Prospectus.

2.                                       Comment:  The following phrase appears in the second paragraph of the Principal Investment Strategies section for the Money Market Fund:  “the Sub-Adviser seeks securities with acceptable maturities….”  Please explain what is meant by “acceptable maturities?”

Response: Currently, the Prospectus states that the Money Market Fund will seek “securities with acceptable maturities (consistent with requirements of the Investment Company Act of 1940, as amended, for money market funds).”  We believe that this explains the Fund’s strategy as it relates to choosing securities with appropriate maturities to be in accordance with the rules related to money market funds.  As discussed in response to Comment #3, we have also revised the last sentence in the Principal Investment Strategies section in order to make it clearer that the Fund will follow the Investment Company Act of 1940, as amended, requirements related to money market funds.

3.                                       Comment: Please delete the word “strict” from the last sentence in the Money Market Fund’s Principal Investment Strategies section, and revise the sentence to read (new language is in italics for the purpose of this correspondence only): “The Fund follows the  1940 Act rules about the credit quality, maturity and diversification requirements for money market funds.”

Response: We have complied with your request.

4.                                       Comment: Please change the sentence after the Average Annual Total Returns table to read (new language is in italics for the purpose of this correspondence only): “Please call 1-800-DIAL-SEI to obtain the Fund’s current 7-day yield.”

Response: We have complied with your request.

5.                                       Comment: Please change the line that says “Net Expenses” to say “Total Annual Fund Operating Expenses Less Fee Waivers and Expense Reimbursements” in the Annual Fund Operating Expenses tables for the Funds that have contractual fee waivers and expense reimbursements.

Response: We have complied with your request.

6.                                       Comment:  Please add a sentence explaining who can terminate contractual fee waivers and under what circumstances the fee waivers may be terminated in the footnote to the Annual Fund Operating Expenses tables for those Funds that have contractual fee waivers.

Response: We have complied with your request.

7.                                       Comment: Please confirm that the costs shown in the Example tables for the Funds that have contractual fee waivers will only reflect the fee waiver over a 1-year period in the example.

Response: We have confirmed that the Example tables only reflect contractual fee waivers during the 1-year period.

8.                                       Comment: Please confirm the date for the Trust’s fiscal year-end.  If it is December 31, 2009, please do not include the Funds’ total returns for the periods from January 1, 2010 to March 31, 2010.

Response: The Trust’s fiscal year-end is January 31, 2010; accordingly, we have included the Funds’ annual total returns for the periods from January 1, 2010 to March 31, 2010.

9.                                       Comment: Please confirm that the risks of investing in asset-backed securities should be included as a risk of investing in the Treasury and Treasury II Funds.

Response: We have removed the risks from the Treasury and Treasury II Funds, as the Funds do not invest in asset-backed securities as part of their principal investment strategies.

10.                                 Comment: Please restate the investment objectives and investment strategies for each Fund in the section entitled, More Information About Fund Investments, in accordance with Item 9 of Firm N-1A.

Response: The Funds have not included duplicative information about the Funds’ investment objectives and strategies under Item 9 in Form N-1A, because that information is already disclosed in the summary section of the Prospectus.  According to the Adopting Release for the rules related to “Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies” (Release Nos. 33-8998; IC-28584), “[i]nformation included in the summary section need not be repeated elsewhere in the prospectus.  Therefore, the Funds have included more information about the strategies that the Funds broadly use to achieve its investment objectives under the Item 9 requirement of Form N-1A, but has chosen to not repeat information about each Fund’s specific investment strategy.

11.                                 Comment: Please remove the cross-reference to the SAI under the section entitled, More Information About Fund Investments.

Response:  We have complied with your request.

12.                                 Comment: Please include the phrase, “the Fund may not achieve its investment objective” after the end of the sentence, “During unusual economic or market conditions, or for temporary defensive or liquidity purposes, each Fund may invest up to 100% of its assets in short-term obligations, cash or cash equivalents that may not ordinarily be consistent with the Fund’s objectives” in the fourth paragraph under the More Information About Fund Investments section.

Response: We have complied with your request.

13.                                 Comment:  Please confirm whether there is a discussion of how the maturity of the securities in which the Funds invest is determined for the Ultra Short Bond, Short-Duration Government, Intermediate-Duration Government and GNMA Funds.

Response:  The Funds follow the industry standard methodology when determining the maturities of the securities in which they invest.  Therefore, we believe the current disclosure is consistent with General Instruction C in Form N-1A which reads: “[b]revity is especially important in describing the practices or aspects of the Fund’s operations that do not differ

materially from those of other investment companies.”   As a result, we do not believe it is necessary for the Funds to include in the prospectus a detailed discussion of how they determine the maturity of securities in their portfolios.

14.                                 Comment:  In order to conform with Rule 35d-1 under the Investment Company Act of 1940, as amended, please revise the following sentence, if applicable, to read as follows in the Principal Investment Strategies section of the Ultra Short Bond Fund (new language is in italics for the purpose of this correspondence only): “The Ultra Short Bond Fund invests at least 80% of its net assets in investment grade U.S. dollar-denominated debt instruments….”

Response:  We have complied with your request.

15.                                 Comment:  Please confirm that the Ultra Short Bond Fund’s strategy conforms to its name, and confirm that the following sentence in the Fund’s Principal Investment Strategies means that the portfolio maturity is equal to or less than two years: “The Sub-Adviser will strive to maintain a portfolio duration between one half and one and a half years.”

Response:  The Ultra Short Bond Fund’s investment strategy, in relevant part, provides that the Fund’s Sub-Advisers will maintain the Fund’s portfolio duration between six months and eighteen months.  As exemplified by the disclosure provided to investors in the Fund’s investment strategy, the terms “Ultra Short” in the Fund’s name refer to the constraints on the Fund’s portfolio duration.  Accordingly, we believe the Fund’s investment strategy conforms to its name.  As the Fund’s name does not include the word “Term” (e.g., Ultra Short-Term Bond Fund), we believe the Fund is free to choose whether to constrain its portfolio either by limiting its portfolio duration or portfolio maturity, provided that such constraint is clearly communicated to investors in the prospectus.  In the case of the Fund, the Fund has chosen to constrain its portfolio duration to conform its investment strategy to its name and, therefore, we do not believe the Fund is required to, and the Fund does not, maintain any specific minimum average weighted portfolio maturity.   In response to your comment, we can confirm that the Fund’s average weighted portfolio maturity was less than two years as of April 30, 2010 and January 31, 2010.  Fund management is currently considering changing the name of the Fund to include the term “duration” (e.g., Ultra Short Duration Bond Fund) in order to provide investors with further clarity regarding the Fund’s name and its investment strategy.

16.                                 Comment: Please remove the first paragraph above the Average Annual Total Returns tables for the Funds, which describe the Funds’ benchmark.

Response: We have not removed the descriptions of the Funds’ benchmarks because they provide an introduction to the tables for the benefit of the investors.

17.                                 Comment: Please remove the footnote that reads, “Index returns are shown from [date]” from the Average Annual Total Returns tables for all relevant Funds.  The date may be shown directly below the last number under the “Since Inception” column.

Response:  We have not removed the footnote because we believe that it will cause the format of the tables and information therein to be confusing to investors.

18.                                 Comment: Please only include the date from which the portfolio managers began managing the Funds, as required by Item 5 of Form N-1A.

Response:  We have complied with your request.

19.                                 Comment: Please describe the quality of securities in which the Short-Duration Government and Intermediate-Duration Government Funds will invest in the Principal Investment Strategies sections for the Funds.

Response: As disclosed in the Prospectus, the quality of securities in which the Funds will invest are U.S. Treasury securities and other government securities guaranteed as to principal and interest by agencies or instrumentalities of the U.S. government.  These funds may also invest in securities of U.S. government sponsored entities that are not backed by the full faith and credit of the U.S. government (such as FHLMC and FNMA).  We have revised the disclosure in the Prospectus to include more information about the Funds’ investments.

20.                                 Comment:  Please include the revised disclosure about the Board of Trustees’ responsibilities in the SAI.

Response: We have included revised disclosure about the Board of Trustees’ responsibilities in the SAI.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sofia A. Rosala
Sofia A. Rosala